UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Notice of Record Date for the Shareholders Entitled to the Distribution of Quarterly Dividends in 2025

Following the amendment of Article 165-12 (Special Provision for Dividend Payment) of the Financial Investment Services and Capital Markets Act of Korea on January 21, 2025, the record dates for quarterly dividends, which were previously fixed to be at the end of March, June, and September of each year, can now be determined by the board of directors of each company. Accordingly, Woori Financial Group Inc. (“Woori Financial Group”) amended its Articles of Incorporation (Article 60: Quarterly Dividends) at the annual general meeting of shareholders held on March 26, 2025.

Pursuant to such amendments, on March 26, 2025, the board of directors of Woori Financial Group (the “Board of Directors”) has fixed in advance the record dates (closure of shareholder’s registry) and expected payment dates of each of the dividends for the first, second, and third quarters of 2025, as part of an effort to enhance dividend predictability for investors. Additionally, in accordance with the New York Stock Exchange Listed Company Manual and the Deposit Agreement for Woori Financial Group’s American Depositary Shares (“ADSs”), these record dates will also apply to the holders of Woori Financial Group’s ADSs.

※ The record dates and expected payment dates for each of the quarterly cash dividends in 2025 will be as follows:

•	Dividends for the First Quarter of 2025

•	Record Date: May 10, 2025

•	Expected Payment Date: May 30, 2025*

•	Dividends for the Second Quarter of 2025

•	Record Date: August 10, 2025

•	Expected Payment Date: August 29, 2025*

•	Dividends for the Third Quarter of 2025

•	Record Date: November 10, 2025

•	Expected Payment Date: November 28, 2025*

*	The expected dividend payment dates for each quarter of 2025 are subject to change based on cooperation with the relevant institutions.

The quarterly dividend amounts for the first, second and third quarters of 2025 will be determined at a meeting of the Board of Directors held within 45 days from the end of March, June, and September of 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 26, 2025	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President